May 21, 2009
VIA EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention:	Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance

Re:	Pet DRx Corporation (the “Company”)
Preliminary Proxy Statement Filed April 17, 2009
Ladies and Gentlemen:
          We are responding to the comments received from your office by letter dated May 9, 2009 (the “May 9 Comment Letter”) with respect to the above-referenced Preliminary Proxy Statement (the “Preliminary Proxy Statement”).
          We have restated and responded to each of your comments in the May 9 Comment Letter below. An amendment to our Preliminary Proxy Statement marked to show our proposed revisions in response to your May 9 Comment Letter is enclosed for your review.
1.	Comment: Provide all the disclosure Items 12 and 13(a) of Schedule 14A require, including financial statements.
     Response: In response to the staff’s comment, we have added a section entitled “Incorporation by Reference” on page 49 of our Preliminary Proxy Statement that states that our Annual Report on Form 10-K for the fiscal year ended December 31, 2008 filed with the Securities and Exchange Commission (the “Commission”) on March 31, 2009, as amended by Amendment No. 1 on Form 10-K/A filed with the Commission on April 30, 2009, is incorporated by reference and considered to be part of this proxy statement.
2.	Comment: We note your reference on page 21 to “a nonconvertible premium of 184%.” Please revise to explain this in greater detail. Please clarify whether by “nonconvertible” you mean that the premium amount is not convertible into shares of Common Stock. If the premium is convertible into shares of Common Stock, please revise the table on page 22 to include the number of shares of Common Stock that would be issuable upon conversion of the premium amount.
     Response: In response to the staff’s comment, we have added a statement on page 21 of our Preliminary Proxy Statement that the redemption premium of 184% is not convertible into shares of Common Stock.
3.	Comment: We note your disclosure that the issuance of shares of Common Stock upon conversion of the Senior Notes and exercise of the Warrants would constitute a “change of control” under Nasdaq Marketplace Rule 4350 and that, as a result, you must seek shareholder approval in advance. You also state that “[g]enerally, Nasdaq interpretations provide that the acquisition of 20% of the outstanding shares of the common stock (or securities convertible into or exercisable for shares of common stock representing more than 20% of the outstanding shares of the common stock) of an issuer by an investor or group of investors may be deemed a change of control” [emphasis added]. Revise to explain whether the issuance of the Senior Notes and the Warrants required prior shareholder approval pursuant to the interpretations you reference. We may have additional comments after reviewing your response.
     Response: In response to the staff’s comment, we have revised the relevant disclosure on pages 21 and 22 in our Preliminary Proxy Statement. In addition, we would like to bring to your attention Nasdaq Staff Interpretive Letter 2005-29, a copy of which is enclosed herewith as Schedule 1. In this Staff Interpretive Letter, Nasdaq provides guidance with respect to Nasdaq Marketplace Rule 5635(b) (formerly Rule 4350) based on a fact pattern similar to that described in Proposal 3 of our Preliminary Proxy Statement. The letter states that the issuer of convertible promissory notes will have complied with Rule 5365(b) if it states in its proxy proposal that the approval of the conversion feature of the notes will also constitute approval of any change in control deemed to occur in connection with the financing. Accordingly, we believe that our revised disclosure, together with the Company’s obligation to seek stockholder approval prior to issuing shares of Common Stock under the Senior Notes and Warrants, satisfy the requirements set forth in Nasdaq Marketplace Rule 5635(b).
4.	Comment: We note that, as disclosed on pages 16 and 17, the holders of the Senior Notes and the Warrants appear to include directors, officers, and greater than 5% shareholders of the company. Please enhance your disclosure to include the information required by Item 5 of Schedule 14A regarding the interests of certain persons in matters to be acted upon at the 2009 Annual Meeting of Stockholders.
     Response: In response to the staff’s comment, we have revised our Preliminary Proxy Statement on page 23 to include enhanced disclosure as required by Item 5 of Schedule 14A.
5.	Comment: Disclose clearly that the reverse stock split will result in an increased number of authorized but unissued shares of your common stock. Also disclose whether you have any current plans, proposals or arrangements, written or otherwise, to issue the additional shares at this time. If so, please discuss in necessary detail. If not, state that you have no such plans, proposals, or arrangements, written or otherwise, at this time.
     Response: In response to the staff’s comment, we have revised our Preliminary Proxy Statement on pages 26 and 29 in order to disclose clearly that the reverse stock split would result in an increased number of authorized but unissued shares of our common stock. We have also revised our Preliminary Proxy Statement on page 29 in order to disclose that we have no plans, proposals, or arrangements (written or otherwise), to issue the additional authorized shares at this time.
6.	Comment: Provide tabular or similar disclosure to show clearly for a 1-for 10, 1-for-15 and 1-for-20 reverse split the number of shares of your common stock that will be (a) issued and outstanding; (b) authorized and reserved for issuance; and (c) authorized and unreserved.
     Response: In response to the staff’s comment, we have revised our Preliminary Proxy Statement on page 28 to provide a tabular disclosure illustrating clearly for a 1-for 10, 1-for-15 and 1-for-20 reverse split, the number of shares of our common stock that will be (a) issued and outstanding; (b) authorized and reserved for issuance; and (c) authorized and unreserved.
7.	Comment: Describe the potential anti-takeover effects of the increase in your authorized but unreserved shares that will result from the stock split. Discuss whether there are other provisions of your charter, bylaws, employment agreements, or other agreements that have material anti-takeover consequences. If not, please so state.
     Response: In response to the staff’s comment, we have revised our Preliminary Proxy Statement on page 29 to include the requested disclosure.
8.	Comment: Advise us on a supplemental basis how many beneficial holders of your common stock exist as of the latest practicable date.
     Response: As of April 17, 2009, we had 439 beneficial holders of our common stock.
          In connection with our response to your May 9 Comment Letter, we acknowledge that: (a) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Thank you for your consideration of our responses to your comments. We sincerely hope that the staff views our responses as complete and would very much appreciate the staff contacting us as soon as practicable to inform us if any further information is required in connection with its review. If you have any questions, or if we can be of further assistance to you in the review process, please call Eliot Robinson, Esq., Bryan Cave LLP, at (404) 572-6600 or the undersigned at (615) 369-1915.

Very truly yours, George A. Villasana Executive Vice President, General Counsel & Secretary
Enclosures (2)

cc:	Mr. Gene E. Burleson, Chairman and Chief Executive Officer
Harry L. Zimmerman, Executive Vice President and Chief Financial Officer
Eliot Robinson, Esq., Bryan Cave LLP

Schedule 1
Staff Interpretative Letter 2005-29
This is in response to your letters regarding the applicability of The NASDAQ Stock Market’s shareholder approval requirements to issuances of securities contemplated by the company. Specifically, you asked about the potential applicability of Marketplace Rules 4350(i)(1)(B) and 4350(i)(1)(D)(ii) (the “Rules”). According to the information you provided, the company will issue secured promissory notes (the “Series B Notes”) to two Purchasers. The proceeds from the Series B Notes are expected to be used for working capital purposes and for potential future acquisitions. No shares of common stock are issuable unless shareholder approval is obtained.
The company intends to seek shareholder approval of the conversion of the Series B Notes into Series B Convertible Preferred Stock (the “Series B Preferred”) and warrants exercisable for 25% of the number of shares of common stock issuable upon conversion of the Series B Preferred (collectively, the “Conversion”). The Series B Preferred will be convertible into shares of common stock at a discount to the market value, although the voting rights will be contractually limited to ensure that the votes that may be cast by the holders of the Series B Preferred do not exceed the number of votes equal to the principal plus interest of the Series B Notes converted into the Series B Preferred, divided by the closing bid price of the shares of common stock immediately preceding the issuance of the Series B Notes. If shareholder approval is not obtained for the Conversion, no shares of common stock will be issuable.
The issuance of the securities in the Conversion could result in one of the Purchasers becoming the largest shareholder in the company, with an ownership position of greater than 20%.
Previously, in a private placement, the company sold to the Purchasers shares of Series A Convertible Preferred Stock (the “Series A Preferred”) and warrants to purchase shares of common stock (the “Prior Transaction”). Although the Series A Preferred contains anti-dilution price adjustment provisions, the aggregate issuance upon conversion is limited to 19.9% of the pre-transaction outstanding shares. The Series A Warrants are exercisable for no less than market value immediately preceding the execution of the definitive agreement, and they were not exercisable until six months after issuance. No officer, director, employee, or consultant was a purchaser in the Series A transaction. The company was not required to obtain, and did not seek, shareholder approval of the Series A financing.
You stated that the Series A and Series B financings were not contingent on each other and that the Series B financing was not contemplated at the time of the Series A financing.
Further, you stated that the proxy statement relating to the approval of the conversion feature of the Series B Notes would include: (i) a description of the Series B Notes and the proposed conversion feature, including the use of a portion of the proceeds to fund working capital and potential future acquisitions; (ii) a statement that approval of the Series B conversion feature would also constitute approval of any change of control deemed to occur in connection with the Series B financing; and (iii) a statement that shareholder approval of the Series B conversion feature would constitute approval of an issuance of more than 20% of the pretransaction outstanding shares or voting power for less than the greater of book or market value.
The issues you raised in your correspondence relate to: (i) whether the issuance of securities in the Series A financing would be aggregated with the Series B financing for purposes of Rule 4350(i)(1)(D); and (ii) whether the holders of the securities issued in the Series A financing may vote to approve the Conversion. Following our review of the information you submitted, we have concluded that the Series A financing and the Series B financing will not be aggregated for purposes of Rule 4350(i)(1)(D) because: (i) over 11 months time passed between the two financings; (ii) neither was contingent on the other, and (iii) the Series B financing was not contemplated at the time of the Series A financing. Therefore, the Rule will not prohibit the holders of any voting securities issued in the Series A transaction from voting those securities in the vote to approve the Conversion. With regard to Rule 4350(i)(1)(B), you stated that the proxy proposal will include a statement that the approval of the Series B conversion feature would also constitute approval of any change in control deemed to occur in connection with Series B financing. Accordingly, the company will have complied with the requirements of Rule 4350(i)(1)(B).